Submitted via EDGAR
October 2, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fuel Tech, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
Form 8-K filed on July 2, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 1-33059
Dear Mr. Decker:
          We have reviewed your September 3, 2009 letter regarding your comments on the financial statements and disclosures contained in the above-referenced SEC filings for Fuel Tech, Inc. (the “Company”) and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
SEC Comment:
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.
Response: Where applicable, we have shown the revisions and will include comparable disclosure in future filings, including interim filings, in accordance with the Staff’s comments.

Cover Page
SEC Comment:
2.	We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. However, it appears that your common stock is actually registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that your common stock is listed on the NASDAQ Stock Market and was subject to the Commission’s order set forth in Release No. 34-54240 (July 31, 2006). We also note the amended Form 8-A you filed on October 2, 2006. Please revise accordingly.
Response: In future filings, we will indicate that our common stock is registered pursuant to Section 12(b) of the Exchange Act which reflects that effective August 1, 2006 NASDAQ began operations as a national securities exchange.
Item 1 – Business, page 1
SEC Comment:
3.	We note the disclosure in risk factor (vii). Please disclose the information required by Item 101(c)(1)(iii) of Regulation S-K, including a description of the material terms of the supply agreement filed as Exhibit 10.7. Please show us in your supplemental response what the revisions will look like.
Response: To the extent applicable, in our future filings, except for those portions of the supply agreement filed as Exhibit 10.7 that are subject to the SEC’s March 19, 2009 Order Granting Confidential Treatment – File No. 1-33059-CF#23284, we propose to more fully describe the supply agreement with Martin Marietta Magnesia Specialties, LLC (MMMS) by replacing the current disclosure in risk factor (vii) with substantially the following language:
The FUEL CHEM Technology segment is dependent upon a supply of magnesium hydroxide. Any adverse change in the availability of this chemical will likely have an adverse impact on ongoing operation of our FUEL CHEM programs. On March 4, 2009, we entered into a Restated Product Supply Agreement (“PSA”) with Martin Marietta Magnesia Specialties, LLC (MMMS) in order to assure the continuance of a stable supply from MMMS of magnesium hydroxide products for our requirements in the United States and Canada until December 31, 2013, the date of the expiration of the PSA. Magnesium hydroxide products are a significant component of the FUEL CHEM programs. Pursuant to the PSA, MMMS supplies us with magnesium hydroxide products manufactured pursuant to our specifications and we have agreed to purchase from MMMS, and MMMS has agreed to supply, 100% of our requirements for such magnesium hydroxide products for our customers who purchase such products for delivery in the United States and Canada. There can be no assurance that Fuel Tech will be able to obtain a stable source of magnesium hydroxide in markets outside the United States.

SEC Comment:
4.	We note your statement on page 39 that “Fuel Tech had two customers that individually represented greater than 10% of revenues” and that “[i]n total these two customers represented 28% of revenues....” Please disclose the information required by Item 101(c)(1)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will disclose the information required by Item 101(c)(1)(vii). For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: For the year ended December 31, 2008, Fuel Tech had two customers, Kansas City Power & Light and Santee Cooper, that individually represented greater than 10% of revenues. In total these two customers represented approximately 28% of total revenues, with Kansas City Power & Light procuring products solely from the APC technology segment and with Santee Cooper procuring products solely from the FUEL CHEM technology segment. For each of these customers, Fuel Tech has a normal arms length supplier-customer relationship that is governed by a supply agreement with each customer entered into by Fuel Tech in the normal course of its business.
SEC Comment:
Intellectual Property, page 5
5.	Please disclose the duration of your intellectual property rights. See Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will include the requested disclosure with regard to the duration of our intellectual property rights. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: Our patents have expiration dates ranging from July 14, 2009 to February 16, 2026. The average remaining duration of our patents is approximately six and one-half years.
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Revenue Recognition, page 15
SEC Comment:
6.	You indicate that your system start-up and optimization services combined with the accuracy of the modeling that is performed enables revenue to be recognized prior to the receipt of formal customer acceptance. Please tell what consideration you gave to SAB 104 in recognizing revenue prior to the receipt of formal customer acceptance. In doing so, please also tell us when risk of loss transfers to the customer.

Response: Using the guideline that revenue should not be recognized until it is recognizable and earned, we apply the four primary criteria to our revenue recognition policies when determining when to recognize revenue in our two business segments. Specifically, we give consideration to the following:
1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred or services have been rendered;

3.	The seller’s price to the buyer is fixed or determinable; and

4.	Collectability is reasonably assured.
We recognize revenue in our two business segments differently, but both in accordance with the authoritative pronouncements, including SAB 104. For the FUEL CHEM Technology segment, revenues are recognized upon transfer of title for the chemicals we sell that are utilized in the program. The chemicals are drop-shipped to the customer only after a purchase order is received specifying, among other items, quantity, type, price and delivery date and location. The price paid is reconciled to the sales contract we have with the customer. Title transfer can occur at either the point of shipment or destination depending on the contractual terms with the customer. Collectability on our FUEL CHEM customer accounts has historically been near 100%. Risk of loss transfers to the customer at the time of title transfer.
For the Air Pollution Control (APC) Technology segment, revenues are recognized using the percentage of completion method of accounting. Under this method, revenues are recognized as work is performed based on the relationship between actual construction costs incurred and total estimated costs at completion. All work is performed under a master project contract with the customer that specifies, among other items, the project scope, cost, timeline and measurable success factors, in the form of performance guarantees, which will ultimately lead to customer acceptance. Fuel Tech has installed over 550 units around the world and has never failed to meet a performance guarantee when the customer has provided the required operating conditions for the project. As part of the project implementation process, we perform system start-up and optimization services that effectively serve as a test of actual project performance. We believe that this test, combined with the accuracy of the modeling that is performed, enables revenue to be recognized prior to the receipt of formal customer acceptance. In conjunction with the primary phases of a typical APC project, we usually invoice the customer at the completion of the engineering, equipment delivery and project completion stages and the customer will remit payment to us for the first two stages which occur prior to project completion. As with our FUEL CHEM Technology segment, collectability on our APC Technology segment customer accounts has historically been near 100%. Risk of loss usually transfers to the customer at the time the equipment is delivered to the customer job site, but in all cases prior to formal customer acceptance of the final project, including the achievement of the performance guarantees.
Assessment of Potential Impairments of Goodwill and Intangible Assets, page 16
SEC Comment:

7.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, intangible assets and property, plant and equipment, please consider disclosing the following:
•	Please disclose how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment testing and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply your discounted cash flow model in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses. Please also disclose the methodology used in estimating the fair value of property, plant and equipment or asset groups;

•	How you determine the appropriate discount rates to apply in your asset impairment analysis;

•	Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	If applicable, how the assumptions and methodologies used for valuing goodwill and other intangibles and property, plant and equipment in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.
We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded. Please show us supplementally what your revised disclosure will look like.

Response: In our future filings, we will consider the items listed and incorporate those changes we feel will further provide investors with the appropriate information required to help them evaluate the current assumptions underlying our impairment assessment relative to the current market conditions and our peers and to enable them to attempt to assess the likelihood of potential future impairments. For our Form 10-K for the year ended December 31, 2008, such disclosure of the entire Assessment of Potential Impairments of Goodwill and Intangible Assets section would have read as follows:
Goodwill
Goodwill and indefinite-lived intangible assets are no longer amortized, but rather are reviewed annually (in the fourth quarter) or more frequently if indicators arise, for impairment. The Company does not have any indefinite-lived intangible assets other than goodwill. Such indicators include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.
Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. Fuel Tech has two reporting units which are reported in the FUEL CHEM segment and the APC Technology segment. As of December 31, 2008 and 2007, goodwill allocated to the FUEL CHEM Technology segment was $1,723 and $1,723, respectively, while goodwill allocated to the APC Technology segment was $3,435 and 396, respectively. The $3,039 increase in goodwill in the APC Technology segment is due to the acquisition of substantially all of the assets of Tackticks, LLC and FlowTack, LLC on October 3, 2008. The acquisition related goodwill totaling $16,207 related to our acquisition of substantially all of the assets of Advanced Combustion Technology, Inc. on January 5, 2009 will be allocated to the APC Technology segment
The evaluation of impairment involves comparing the current fair value of the business to the carrying value. Fuel Tech uses a discounted cash flow (DCF) model to determine the current fair value of its two reporting units as this methodology was deemed to best quantify the present values of the Company’s expected future cash flows and yield a fair value that should be in line with the aggregate market value placed on the Company via the current stock price multiplied by the outstanding common shares. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce and working capital changes. Events outside the Company’s control, specifically market conditions that impact revenue growth assumptions, could significantly impact the fair value calculated. These assumptions are, however, somewhat insensitive to these external events in all but the most egregious situations due to the relatively conservative nature upon which such future growth assumptions were developed. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.
The application of our DCF model in estimating the fair value of each reporting segment is based on the ‘income’ approach to business valuation. In using this approach for each reportable segment, we forecast segment revenues and expenses out to perpetuity and then discount the resulting cash flows back using an appropriate discount rate. The forecast considers, among other items, the current and expected business environment, expected changes in the fixed and variable cost structure as the business grows and a revenue growth rate that we feel is both achievable and sustainable. The discount rate used is composed of a number of identifiable risk factors, including equity risk and small company premiums, that when added together, results in a total return that a prudent investor would demand for an investment in our company.
In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair values assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and stockholders’ equity.
Based upon the nature of the goodwill recorded on the balance sheets as of December 31, 2008 and 2007, the Company believes that, in order for an impairment to occur, a series of material prolonged negative economic events would have to occur. These events would most likely be seen in economic indicators such as suppressed consolidated revenues or Common Stock price, reduced cash flows or declining APC order backlog. Management does not believe that as pertains to Fuel Tech’s business that certain negative economic events related to the global economic downturn are likely to be prolonged.
Impairment of Long-Lived Assets and Amortizable Intangible Assets
Long-lived assets, including property, plant and equipment (PP&E) and intangible assets, are reviewed for impairment when events and circumstances indicate that the carrying amount of the assets (asset groups) may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset (asset group) and its eventual disposition are less than the carrying amount. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. This process involves examining the operating condition of individual assets and estimating a fair value based upon its current condition, relevant market factors and remaining estimated operational life compared to remaining depreciable life. However, due to the nature of our PP&E, which is comprised mainly of assets related to our headquarters building and equipment deployed at customer locations for our FUEL CHEM programs, and the shorter-term duration over which FUEL CHEM equipment is depreciated, the likelihood of impairment is low. The discontinuation of a FUEL CHEM program at a customer site would most likely result in the re-deployment of all or most of the effected assets to another customer location rather than an impairment.
2008 versus 2007, page 18
SEC Comment:
8.	Please expand/revise your discussion under results of operations for all periods to:
•	Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 18 that the increase in revenues in the FUEL CHEM technology segment is mainly attributable to the continued acceptance of your patented TIFI Targeted In-Furnace Injection technology and you also added 15 new units to your customer base. However, you do not discuss the significance of adding 15 new units to your customer base or quantify the impact of adding these units;

•	Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the increase in costs of sales percentage for FUEL CHEM was due to costs associated with demonstration periods and other start-up activities without further explanations as to the extent of the costs associated with demonstration periods or start-up costs or the amount of additional costs incurred per new unit added; and

•	Quantify most of the change in your line items in the statements of income. For example you indicate that the increase in SG&A was a result of $1 million increase in stock compensation expense, $2 million increase in personnel and other costs, partially offset by a reduction in annual incentive expenses of $1.5 million. However, this explanation only explains why SG&A increased by $1.5 million, not the increase of $3.1 million as disclosed on page 18.
This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will expand this disclosure to address both the items noted

above and the related items in the results of operations discussion, giving particular attention to Item 303(a)(3) of Regulation S-K. For our Form 10-K for the year ended December 31, 2008, relevant sections of the disclosure would have read as follows:
•	Revenues for the FUEL CHEM technology segment were $36,681 for the year ended December 31, 2008, an increase of $4,134, or 13%, versus 2007. This segment’s growth is indicative of the continued market acceptance of Fuel Tech’s patented TIFI Targeted In-Furnace Injection technology, particularly on coal-fired units, which represent the largest market opportunity for the technology, both domestically and abroad. During 2008, Fuel Tech added 15 new units to its customer base, 13 of which were coal-fired units, the largest annual total in the Company’s history. These coal-fired units, which average approximately $1,000 in annual revenues once converted to commercial status, were the primary reason for the year-over-year increase in segment revenues. Historically, most demonstrations convert into commercial accounts.

•	During a FUEL CHEM demonstration period, the Company will typically absorb all of the direct costs (e.g., chemicals, on-site personnel, equipment depreciation and demonstration-related travel expenses) and indirect costs of operating the demonstration and will offset these costs with partial billings to the customer. While each demonstration is unique, a typical demonstration will operate for 90 days and the Company will accumulate future billing amounts that will usually be invoiced to the customer only if the FUEL CHEM program converts to commercial status. These amounts may range from less than $100 to over $1,000 depending on the quantity of chemical fed, the agreed-upon cost sharing arrangement and the length of the demonstration program.

•	During the demonstration period, the aggregate cost of all FUEL CHEM demonstration programs will have a dilutive effect on the segment gross margin percentage as the related revenues earned will approximate the costs incurred and result in nominal gross margin dollars being recorded. In certain situations, the Company agrees to fully fund a demonstration program due to the strategic importance of its success and conversion to commercial status. In these cases, the specific program’s recognized revenues will be zero and the gross margin dollar contribution will be negative by the amount of the program’s cost, thus even further diluting the segment’s gross margin percentage.
In addition to the existing discussion text related to the $3,062 fiscal 2008 increase in selling, general and administrative expenses versus fiscal 2007, the following commentary is offered to further highlight the underlying reasons for the year-over-year increase:
•	The Company also incurred incremental year-over-year expense increases in the following areas: consulting services increased $486 driven by expertise required in certain foreign countries for initial market penetration and domestic financial advisory services; insurance expense increased $210 due to general inflation, the addition of new policies, increased coverages on certain policies and an increase in insurable assets; recruiting fees increased $316 due to the costs associated with adding one new member to our Board of Directors and the hiring of a new Chief Financial Officer; and non-income taxes increased $199 due primarily to a foreign business tax increase and additional real estate taxes on the Company’s new headquarters facility.
Liquidity and Sources of Capital, page 19
SEC Comment:
9.	You indicate that operating activities provided $8.0 million of cash for the year ended December 31, 2008, primarily due to the favorable operating results. However, you have not identified the components that resulted in the significant increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, accounts payable and accrued liabilities and other noncurrent liabilities. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will expand this disclosure to include a discussion of the components that resulted in an increase or decrease in cash flows from operations, including making specific reference to the relevant net working capital components that had an effect on the increase or decrease. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: At December 31, 2008, Fuel Tech had cash and cash equivalents and short-term investments of $28,149 and working capital of $44,346 versus $32,471 and $45,143 at December 31, 2007, respectively. Operating activities provided $8,047 of cash for the year ended December 31, 2008, primarily due to the favorable operating results of the business segments and that resulted in net income of $3,602, a decrease in accounts receivable of $8,491 due to the timing of customer receipts, and the add back of non-cash items including stock compensation expense of $5,815, depreciation expense of $2,810 and amortization expense of $184. Partially offsetting these items were a decrease in accounts payable of $5,436 due to the timing of vendor invoices and related payments, an increase in prepaid expense of $3,899, and a decrease in accrued and other non-current liabilities of $3,720.
Operating activities provided $4,099 of cash for the year ended December 31, 2007, primarily due to the favorable operating results of the business segments that resulted in net income of $7,243, the add back of non-cash items including stock compensation expense of $4,791, depreciation expense of $2,353 and amortization expense of $115, an increase in accounts payable of $6,000 due to the timing of vendor payments and invoice receipts, and an increase in deferred income taxes of $1,716. Partially offsetting these items were an increase in accounts payable of $15,132 primarily related to the timing of progress billings on APC projects, a decrease in accrued and other non-current liabilities of $2,081 and an increase in prepaid expenses of $906.
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows: Operating activities generated $4,691 of cash for the six months ended June 30, 2009, despite a year-to-date net loss of $1,840, primarily due to the add back of non-cash items including stock compensation expense of $3,166, depreciation expense of $1,830 and amortization expense of $858, and decreases in accounts receivable, inventory and prepaid expenses of $1,948, $682, and $792, respectively. Partially offsetting these items were a decrease in accounts payable of $3,380, due to timing of vendor payments, and an increase in income tax provision of $1,157.
SEC Comment:
10.	Please disclose whether you were in compliance with all loan covenants as of December 31, 2008. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements. Your revised disclosure should also address the new debt agreement disclosed in the Form 8-K filed July 2, 2009. If the measure that is referred to as EBITDA in your Form 8-K filed on July 2, 2009 includes other adjustments, please revise your disclosures to refer to this measure as Adjusted EBITDA instead of EBITDA. Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will expand this disclosure to include a discussion of the material debt covenants and their underlying calculations, making specific reference to the required and actual amounts/ratios of each covenant. We will also make reference to any stated events of default which would permit the lenders to accelerate debt if not cured within acceptable grace periods or any cross default provisions in our agreements as it relates to our new domestic and Chinese revolving credit facilities. For our Form 10-K for the year ended December 31, 2008, such disclosure regarding compliance would have read as follows: At December 31, 2008, the Company was in compliance with all loan covenants on its domestic revolving credit facility, when including the aforementioned waiver for exceeding the allowable annual capital spending covenant and the waiver for exceeding the annual acquisition spending covenant. The Company does not believe there is a reasonable likelihood that future debt covenants will not be met.

As the revised disclosure will make reference to the new debt agreement disclosed in our Form 8-K filed on July 2, 2009, the balance of this response will focus solely on the Form 10-Q for the quarterly period ended June 30, 2009. In that document, such disclosure would have read as follows: The JPM Chase China facility does not contain any material debt covenants. The JPM Chase domestic facility contains several debt covenants with which the Company must comply on a quarterly or annual basis, including: an annual capital expenditure limit of $10,000, a maximum net loss for the quarterly period ended June 30, 2009 of ($2,000), a minimum net income for the quarterly period ended September 30, 2009 of $750, a maximum funded debt to EBITDA ratio of 2.0:1 for the quarterly period ended December 31, 2009 and a maximum funded debt to EBITDA of 1.5:1 for all subsequent quarterly periods until the facility expires. Maximum funded debt includes all borrowed funds, outstanding standby letters of credit and bank guarantees. In addition, the Company must maintain a minimum tangible net worth of $42,000, adjusted upward for 50% of net income generated and 100% of all capital issuances. As of June 30, 2009, the Company was in compliance with all debt covenants of the JPM Chase domestic facility, including a year-to-date capital expenditure amount of $1,540, an actual quarterly net loss of ($278) and a tangible net worth of $46,859.
In the event of default on either the JPM Chase domestic facility or the JPM Chase China facility, the cross default feature in each allows the lending bank to accelerate the payments of any amounts outstanding and may, under certain circumstances, allow the bank to cancel the facility. If the Company were unable to obtain a waiver for a breach of covenant and the bank accelerated the payment of any outstanding amounts, such acceleration may cause the Company’s cash position to deteriorate or, if cash on hand were insufficient to satisfy the payment due, may require the Company to obtain alternate financing to satisfy the accelerated payment.
SEC Comment:
11.	On page 41, you disclose that you obtained waivers to exceed the capital spending covenant and the allowable acquisition spending covenant. Please provide the following in your discussion of liquidity and capital resources.
•	Describe the exact length and terms of the waiver; and

•	Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.
Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will expand the Liquidity and Sources of Capital section in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of any debt waivers obtained and the impact on liquidity and capital resources in the event of a covenant breach. For our Form 10-K for the year ended December 31, 2008, disclosure would have read as follows: Fuel Tech has a domestic $25,000 revolving credit facility expiring July 31, 2009. The facility is unsecured and bears interest at a rate of LIBOR plus 75 basis points. Fuel Tech can use this facility for cash advances and standby letters of credit. The Company requested and received two separate waivers in 2007 and 2008, respectively, to enable us to exceed the $7,500 annual capital spending covenant specified in the domestic facility agreement to accommodate our purchase of land and building for our new corporate headquarters and the subsequent build out and furnishing of the premises. These separate annual waivers expired at December 31, 2007 and 2008, respectively. During 2008, the Company also requested and received a waiver to enable us to exceed the allowable $10,000 annual acquisition spending covenant specified in the facility agreement to accommodate our strategic acquisitions. This waiver expired on December 31, 2008.
In the event of default on either the domestic revolving credit facility or the JPM Chase China revolving credit facility, the cross default feature in each facility allows the lending bank to accelerate the payments of any amounts outstanding and may, under certain circumstances, allow the bank to cancel the facility. If the Company were unable to obtain a waiver for a breach of covenant and the bank accelerated the payment of any outstanding amounts, such acceleration may cause the Company’s cash position to deteriorate or, if cash on hand were insufficient to satisfy the payment due, may require the Company to obtain alternate financing to satisfy the accelerated payment.
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows as no such waivers were in existence during that reporting period: In the event of default on either the domestic revolving credit facility or the JPM Chase China revolving credit facility, the cross default feature in each facility allows the lending bank to accelerate the payments of any amounts outstanding and may, under certain circumstances, allow the bank to cancel the facility. If the Company were unable to obtain a waiver for a breach of covenant and the bank accelerated the payment of any outstanding amounts, such acceleration may cause the Company’s cash position to deteriorate or, if cash on hand were insufficient to satisfy the payment due, may require the Company to obtain alternate financing to satisfy the accelerated payment.
Contractual Obligations and Commitments, page 20
SEC Comment:
12.	Please revise your contractual obligations table to include a totals line item for each column of the table. See the illustration in Item 303(a)(5) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will disclose the information required by Item 303(a)(5) of Regulation S-K using the illustration referenced. For our Form 10-K for the year ended December 31, 2008, such disclosure table would have appeared as follows:

	Payments due by period
		Less than 1
Contractual obligations	Total	year	1–3 years	3–5 years	More than 5 years
Long-Term Debt Obligations*	$2,188	$2,188	$—	$—	$—
Operating Lease Obligations	$1,720	$663	$527	$468	$62
Total	$3,908	$2,851	$527	$468	$62

*	Excludes interest.
Financial Statements
1. Organization and Significant Accounting Policies, page 29
SEC Comment:
13.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expense.
Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will expand our discussion of the Organization and Significant Policies section to address the specific components of our cost of sales line item and our selling, general and administrative expense line item. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: Cost of sales includes all internal and external engineering costs, equipment and chemical charges, inbound and outbound freight expenses, internal and site transfer costs, installation charges, purchasing and receiving costs, inspection costs, warehousing costs, project personnel travel expenses and other direct and indirect expenses specifically identified as project- or product line-related, as appropriate (e.g., test equipment depreciation and certain insurance expenses).

Selling, general and administrative expenses primarily include the following categories except where an allocation to the cost of sales line item is warranted due to the project- or product-line nature of a portion of the expense category: salaries and wages, employee benefits, non-project travel, insurance, legal, rent, accounting and auditing, recruiting, telephony, employee training, Board of Directors’ fees, auto rental, office supplies, dues and subscriptions, utilities, real estate taxes, commissions and bonuses, marketing materials, postage and business taxes. Departments comprising the selling, general and administrative line item primarily include the functions of executive management, finance and accounting, investor relations, regulatory affairs, marketing, business development, information technology, human resources, sales, legal and general administration.
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows: Cost of sales includes all internal and external engineering costs, equipment and chemical charges, inbound and outbound freight expenses, internal and site transfer costs, installation charges, purchasing and receiving costs, inspection costs, warehousing costs, project personnel travel expenses and other direct and indirect expenses specifically identified as project- or product line-related, as appropriate (e.g., test equipment depreciation and certain insurance expenses).
Selling, general and administrative expenses primarily include the following categories except where an allocation to the cost of sales line item is warranted due to the project- or product-line nature of a portion of the expense category: salaries and wages, employee benefits, non-project travel, insurance, legal, rent, accounting and auditing, recruiting, telephony, employee training, Board of Directors’ fees, auto rental, office supplies, dues and subscriptions, utilities, real estate taxes, commissions and bonuses, marketing materials, postage and business taxes. Departments comprising the selling, general and administrative line item primarily include the functions of executive management, finance and accounting, investor relations, regulatory affairs, marketing, business development, information technology, human resources, sales, legal and general administration.
Goodwill and Other Intangibles, page 30
SEC Comment:
14.	You indicate that you allocate goodwill to reporting units based on the relative excess of fair value of carrying value of the reporting units. The ratio of each reporting unit’s excess fair value over carrying value to the total excess of fair value over carrying value is used as the basis for the allocation of the goodwill balance. Please tell us how you determined that this is an appropriate method to allocate goodwill to your reporting units. Please tell us what consideration you gave to paragraph 34 and 35 of SFAS 142 in assigning goodwill to your reporting units.

Response: In accordance with paragraphs 34 and 35 of, and within the spirit and intent of SFAS 142, we allocate goodwill between our two reporting units only after giving consideration to the expected benefits each segment will enjoy from the net assets acquired. Prior to completing three acquisitions in late 2008 and early 2009, the only goodwill on our balance sheet was $2,119 which was generated from a transaction in 1998 whereby Fuel Tech, Inc. purchased the remaining 50% of the Nalco Fuel Tech Joint Venture. We assigned the goodwill balance of $2,119 to each of the reporting units based on the relative excess of the fair value over the carrying value of the reporting units, based on a current determination of fair value of each of the reporting units. The determination of fair value was made as of December 31, 2004, as this was the date that Fuel Tech made the decision to use two reportable segments to reflect its business activities and a ratio of each reporting unit’s excess fair value over carrying value to the total excess of fair value over carrying value is used as the basis for the allocation of the goodwill balance. As discounted cash flow projections and other records related to the business transaction were not readily available from that date, the high-level allocation methodology employed was determined to provide the most reasonable allocation of goodwill between the two reporting segments.
In connection with our October 2008 acquisitions of substantially all of the assets of Tackticks, LLC and FlowTack, LLC and our January 2009 acquisition of substantially all of the assets of Advanced Combustion Technology, Inc., goodwill was allocated to the reporting segment that would enjoy the benefits and synergies of the net assets acquired. For all three transactions, the goodwill was allocated to the APC Technology segment.
Our disclosure in the Form 10-K for the year ended December 31, 2009 will make reference to the methodologies utilized to allocate goodwill to individual reporting segments.
SEC Comment:
15.	Please revise your goodwill and other intangibles disclosure to provide the following:
•	Disclose the dollar amount of goodwill that relates to each reportable segment as of each balance sheet date; and

•	Disclose any significant changes in the allocation of goodwill by reportable segment.
See paragraph 45 of SFAS 142. Please show us supplementally what your revised disclosure will look like.

Response: In our future filings, we will expand our discussion of Goodwill and Other Intangibles to include the dollar amount of goodwill per each reportable segment and any significant changes in the allocation of goodwill by reportable segment. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. Fuel Tech has two reporting units which are reported in the FUEL CHEM segment and the APC Technology segment. As of December 31, 2008 and 2007, goodwill allocated to the FUEL CHEM Technology segment was $1,723 and $1,723, respectively, while goodwill allocated to the APC Technology segment was $3,435 and 396, respectively. The $3,039 increase in goodwill in the APC Technology segment is due to the acquisition of substantially all of the assets of Tackticks, LLC and FlowTack, LLC on October 3, 2008. The acquisition related goodwill totaling $16,207 related to our acquisition of substantially all of the assets of Advanced Combustion Technology, Inc. on January 5, 2009 will be allocated to the APC Technology segment
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows: As of June 30, 2009 and December 31, 2008, goodwill allocated to the FUEL CHEM Technology segment was $1,723 and $1,723, respectively, while goodwill allocated to the APC Technology segment was $19,642 and $3,435, respectively. The $16,207 increase in goodwill allocated to the APC Technology segment is solely due to goodwill resulting from the acquisition of substantially all of the assets of Advanced Combustion Technology, Inc. on January 5, 2009.
Property and Equipment, page 31
SEC Comment:
16.	Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.
Response: In our future filings, we will disclose that a portion of our depreciation and amortization expenses are allocated to cost of sales. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: Certain depreciation and amortization expenses related to tangible and intangible assets, respectively, are allocated to cost of sales.
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows: Certain depreciation and amortization expenses related to tangible and intangible assets, respectively, are allocated to cost of sales.
3. Taxation, page 34

SEC Comment:
17.	Your disclosure indicates that you had a valuation allowance for deferred tax assets of $260,000 as of December 31, 2008 and 2007. However, on page 36, you indicate that at December 31, 2008 a valuation allowance of $3,699,000 is recorded against your foreign loss carryforwards. Please tell us and disclose whether this valuation allowance was considered in your disclosure on page 35 or whether this amount was netted in another line item. Please show us supplementally what your revised disclosure will look like.
Response: At December 31, 2008, Fuel Tech had total foreign tax losses of $4,035 available to offset future foreign income against which a valuation allowance of $3,699 was recorded. This valuation allowance amount relates to losses at our Italian subsidiary for which the future benefit may not be realized. Ever since start-up operations began in on January 31, 2000, the Italian subsidiary has never generated taxable income. Rather than gross up the deferred tax inventory and show the valuation allowance for deferred tax assets as an offset, we chose to disclose this amount separately in the text. However, in order to be consistent in our presentation we will modify our table disclosure and eliminate the text reference in future filings. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows:
The deferred tax assets and liabilities at December 31 are as follows:

	2008	2007

Deferred tax assets:
Stock compensation expense	$4,238	$2,306
Research and development credit	492	1,302
Equipment	—	648
Alternative minimum tax credit	275	275
Warranty reserve	101	176
Accounts receivable	30	57
Vacation accrual	45	40
Deferred rent liability	49	33
Effect of FIN 48 adoption	13	7
Intangible assets	11	—
Net operating loss carryforwards	1,245	958

Total deferred tax assets	6,499	5,802
Deferred tax liabilities:
Equipment	(975)	—
Prepaid expenses	(361)	—
Patents	(94)	(76)
Goodwill	(469)	(367)

Total deferred tax liabilities	(1,899)	(443)

Net deferred tax asset before valuation allowance	$4,600	$5,359

	2008	2007
Valuation allowances for deferred tax assets	(1,421)	(1,218)

Net deferred tax asset	$3,179	$4,141

Net deferred tax assets and liabilities are recorded as follows within the consolidated balance sheets:

Current assets	$767	$1,589
Long-term assets	2,412	2,552

Net deferred tax asset	$3,179	$4,141

7. Commitments
Product Warranties, page 41
SEC Comment:
18.	Your disclosure currently presents net aggregate accruals related to product warranties. Please tell us what this net aggregate amount represents and show us the amounts for each period presented included in this net amount. Please also revise your table to present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period separately from the aggregate changes in the liability for accruals to preexisting warranties (including adjustments related to changes in estimates). Refer to paragraph 14b of FIN 45. Please show us supplementally what your revised disclosure will look like.
Response: The Net Aggregate Accruals Related to Product Warranties amount shown in our disclosure table represents the current period provision necessary to adjust the Aggregate Product Warranty Liability at the end of the reporting period to the amount we calculate necessary to properly reflect our product warranty exposure at that time. In the calculation of our required end of period warranty reserve, we do not segregate required warranty reserves between those related to projects completed in the current reporting period versus those completed prior to the current reporting period. Rather, we base the calculation of our required end of period warranty reserve on historical claims experience in the preceding years using a weighted average historical warranty utilization percentage multiplied by the appropriate reporting period’s APC Technology segment revenues to arrive at the required end of reporting period warranty reserve. This methodology has proven to provide an end of period warranty reserve amount that is better aligned with and more reflective of actual warranty claims incurred. We record a current period Net Aggregate Accruals Related to Product Warranties amount that, when taken in consideration with the Aggregate Reductions for Payments amount, arithmetically yields the required Aggregate Product Warranty Liability at the end of the reporting period. As such, the disclosure table we include to satisfy FIN 45, paragraph 14(b) contains all of the segregated component data we use in the calculation of our end of period warranty reserve. We believe that by leaving the disclosure table in its current format achieves the spirit and intent of FIN 45, paragraph 14(b) while providing the reader with information sufficient to understand the nature and components of our warranty accounting and exposure.
In our future filings, we will expand our discussion of this table to provide additional information as to the calculation of the end of period warranty reserve. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: Our recognition of warranty liability is based primarily on analyses of warranty claims experienced in the preceding years as the nature of our historical product sales for which we offer a warranty are substantially unchanged. This approach provides an aggregate warranty accrual that is historically aligned with actual warranty claims experienced.
For our Form 10-Q for the quarterly period ended June 30, 2009, such disclosure would have read as follows: Our recognition of warranty liability is based primarily on analyses of warranty claims experienced in the preceding years as the nature of our historical product sales for which we offer a warranty are substantially unchanged. This approach has proven to provide an aggregate warranty accrual that is historical aligned with actual warranty claims experienced.
Item 15 — Exhibits and Financial Statement Schedules, page 44
SEC Comment:
19.	We note that you have entered into agreements with certain officers. We also note that you have only filed the agreement with Mr. Norris as an exhibit to the Form 10-K. Please file or incorporate by reference these agreements as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: We will file the aforementioned employment agreements for our remaining employed Named Executive Officers (Graham, Brady and Rummenhohl) with our next filing on Form 10-Q and, to the extent then applicable, incorporate such agreements by reference in our next filing on Form 10-K. Such exhibits will be appropriately numbered as set forth below. Please note that because Michael P. Maley, our former Senior Vice President International Business Development and Project Execution, resigned effective February 13, 2009, we do not believe it is appropriate to file his employment agreement as that agreement is no longer in effect.

Incorporated by reference
		Filed		Period
Exhibit	Description	herewith	Form	ending	Exhibit	Filing date
10.9*	Employment Agreement, dated April 30, 2008, between John P. Graham and Fuel Tech, Inc.		10-Q		XX	11/__/09
10.10*	Employment Agreement, dated February 1, 1998, between Stephen P. Brady and Fuel Tech, Inc.		10-Q		XX	11/__/09
10.11*	Employment Agreement, dated October 2, 2008, between Volker Rummenhohl and Fuel Tech, Inc.		10-Q		XX	11/__/09

*	Indicates a management contract or compensatory plan or arrangement
SEC Comment:
20.	It appears that you have a number of director and executive compensation plans. We also note that you have only filed the incentive plan as an exhibit to the Form 10-K. We further note the plans filed as exhibits to a Form 8-K filed on March 19, 2009, as amended on May 27, 2009. Please file or incorporate by reference these plans as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings on Form 10-K, we will incorporate by reference the plans filed as exhibits to our Form 8-K referenced above as exhibits to our Form 10-K. These plans will be filed under the “10” series of exhibits in our Form 10-K and will be appropriately numbered as follows:

			Incorporated by reference
		Filed		Period
Exhibit	Description	herewith	Form	ending	Exhibit	Filing date
10.12*	Corporate Incentive Plan of Fuel Tech, Inc.		8-K		99.1	03/19/09
10.13*	Fuel Tech, Inc. Senior Vice President Sales — FUEL CHEM Sales Commission Plan		8-K		99.2	03/19/09

*	Indicates a management contract or compensatory plan or arrangement
SEC Comment:
21.	It appears that you have several agreements with related parties. In this regard, we refer to note 9 to the annual financial statements. Please file or incorporate by reference these agreements as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: We will file the Sublease Agreement with American Bailey Company with our next filing on Form 10-Q. In our future filings on Form 10-K, we will incorporate by reference the Sublease Agreement. With regard to this agreement, our exhibit index to our Form 10-K will look substantially as follows (with the appropriate blanks filled in):

Incorporated by reference
		Filed		Period
Exhibit	Description	herewith	Form	ending	Exhibit	Filing date
10.14	Sublease Agreement with American Bailey Company		10-Q		10.__
The Management and Services Agreement with Clean Diesel Technologies, Inc. signed on August 3, 1995, was terminated effective January 31, 2009. On January 1, 2004, the management and consulting services agreement with American Bailey Corporation (ABC) was terminated pursuant to a letter agreement that provided for a salary cost allocation between Fuel Tech and ABC for services provided to ABC by initially two, then one of Fuel Tech employees at Fuel Tech’s Stamford, Connecticut location. The salary cost allocation arrangement is not material to Fuel Tech. The assignment agreement with Clean Diesel Technologies, Inc., including the royalty obligations thereunder, expired in 2008. As the aforementioned agreements have been terminated, have expired, or, in the case of the letter agreement, are not material in either amount or significance to Fuel Tech, we do not intend to file them as exhibits to our future filings.
SEC Comment:
22.	Please file exhibits 4.4 thru 4.8 under the “10” series of exhibits. See Item 601 of Regulation S-K.
Response: In future filings, we will include exhibits 4.4 through 4.8 (and any amendments thereto) under the “10” series of exhibits.
SEC Comment:
23.	Please revise to clearly identify the exhibits that are the subject of a confidential treatment order or request.
Response: In future filings, we will clearly identify the exhibits that are the subject of a confidential treatment order or request with a double asterisk directing the reader to footnote that states that portions of such document have been omitted pursuant to a request for confidential treatment and that the omitted information has been filed separately with the Securities and Exchange Commission.
SEC Comment:
24.	Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 4.1, 4.2, 4.3 and 10.1 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly.
Response: We will re-file the aforementioned exhibits with our next filing on Form 10-Q.
SEC Comment:
25.	We note the following:
•	Incorporated exhibit 4.4 does not appear to be filed as exhibit 4.5 to the Form S-8 filed on October 10, 2006.

•	Incorporated exhibit 4.8 does not appear to be filed as exhibit 99.1 to the Form 8-K filed on August 10, 2006.

•	Incorporated exhibit 10.3 does not appear to be filed as exhibit 3.29 to the Form 10-K filed on March 30, 2000.
Please advise or revise accordingly.
Response:
Incorporated Exhibit 4.4 is filed as Exhibit 4.1 to Form S-8 filed on October 2, 2006.
Incorporated Exhibit 4.8 is filed as Exhibit 10.1 to Form 8-K filed on August 10, 2006.
Incorporated Exhibit 10.3 is filed as Exhibit 3.30 to Form 10-K filed on March 30, 2000.
With regard to the above referenced exhibits, the exhibit index in our future filings on Form 10-K (taking into account your comment in 22 above) will look substantially as follows:

			Incorporated by reference
		Filed		Period
Exhibit	Description	herewith	Form	ending	Exhibit	Filing date
10.3**	Amendment No. 1, dated February 28, 2000, to License Agreement dated November 18, 1998 between The Gas Technology Institute and Fuel Tech, Inc. relating to the FLGR Process		10-K		3.30	03/30/00

10.12*	Fuel Tech, Inc. Incentive Plan as amended through June 3, 2004		S-8		4.1	10/02/06

10.15	Business Loan Agreement, dated as of July 31, 2006, between Wachovia Bank N.A. and Fuel Tech, Inc.		8-K		10.1	08/10/06

*	Indicates a management contract or compensatory plan or arrangement.

**	Portions of this document have been omitted pursuant to a request for confidential treatment and the omitted information has been filed separately with the Securities and Exchange Commission.
Exhibits 31.1 and 31.2
SEC Comment:
26.	Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(or persons performing the equivalent functions)” in paragraph 5. Please also comply with this comment in your future quarterly reports on Form 10-Q.
Response: In our future filings, we will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, including the phrase “(or persons performing the equivalent functions)” in paragraph 5.
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
General
SEC Comment:
27.	Please address the comments above in your interim filings as well.
Response: We will address the above comments, where applicable, in our future interim filings.
Note L: Business Acquisitions, page 10
SEC Comment:
28.	Please disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. See paragraphs 68(i) and A107 of SFAS 141(R).
Response: In our future filings, we will disclose the breakdown of amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed as a result of the Company’s acquisition of substantially all of the assets of Advanced Combustion Technology, Inc. (ACT) on January 5, 2009, as prescribed by FAS 141(R), paragraphs 68(i) and A107, as follows:

Recognized amounts of identifiable assets acquired and liabilities assumed

Accounts receivable	$5,928

Identifiable intangible assets	5,817

Other assets	247

Contingent consideration	2,307

Accounts payable	(2,673)

Other current liabilities	(402)

Total identifiable net assets	$8,917

Goodwill	15,880

Total net assets recorded	$24,797
SEC Comment:
29.	Please revise your business acquisition note to provide the following:
•	Provide a description of your contingent consideration arrangement and the basis for determining the amount of payment. Please also disclose an estimate of the range of outcomes or explain why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. See paragraphs 68(g)(2) and (3) of SFAS 141(R);

•	Disclose the total amount of goodwill related to the ACT acquisition that is expected to be deductible for tax purposes. See paragraph 68(k) of SFAS 141(R);

•	Disclose the amount of goodwill related to the ACT acquisition that is allocated to each reportable segment. See paragraph 68(1) of SFAS 141(R); and

•	Disclose the amount of acquisition related costs, the amount recognized as an expense and the line item(s) in the income statement in which those expenses are recognized. Please also disclose the amount of any issuance costs not recognized as an expense and how those issuance costs were recognized. See paragraphs 68(m), (n) and A107 of SFAS 141(R).

Please show us supplementally what the revised disclosure will look like.
Response: The contingent consideration arrangement and its basis for determination were disclosed in our Form 10-Q for the quarterly period ended March 31, 2009. In our business acquisition note in that document, the disclosure read:
The contingent consideration arrangement requires the Company to pay ACT a pro rata amount of up to $4 million annually for the achievement of a minimum annual gross margin dollar level (the “Hurdle”) of $10 million, $11 million and $12 million in fiscal 2009, 2010 and 2011, respectively. In addition, the Company is required to pay ACT thirty-five percent (35%) of all qualifying gross margin dollars above the annual Hurdle rate for each of the three years. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $4 million in any one year, and $0 and $12 million in total, not including the amount related to the thirty-five percent (35%) sharing of qualifying gross margin dollars above the pre-determined Hurdle. The fair value of the contingent consideration arrangement of $2,307 was calculated using a probability of payout for each of the three years and included only twenty-five percent (25%) of the weighted-average, probable three-year aggregate payout as up to seventy-five percent (75%) of the contingent consideration is subject to forfeiture. As of March 31, 2009, the amount recognized for the contingent consideration arrangement, the range of outcomes, and assumptions used to develop the estimates had not changed.
We also disclosed in our Form 10-Q for the quarterly period ended June 30, 2009 that the amount recognized for the contingent consideration arrangement, the range of outcomes, and assumptions used to develop the estimates had not changed. The reference to the 35% sharing of all qualifying gross margin dollars above the pre-determined Hurdle amount for each of the three years does indicate that the maximum amount of the payment is unlimited. As it relates to the first bullet point of comment 29, the Company believes that these public disclosures have already been made.
With respect to the remaining points related to the ACT acquisition, in our future filings we will expand this disclosure to include a discussion of the amount of goodwill expected to be deductible for tax purposes, the allocation of goodwill to each reportable segment and the accounting treatment of acquisition costs. For our Form 10-Q for the quarterly period ended March 31, 2009 or June 30, 2009, as appropriate, such disclosure would have read as follows: All of the goodwill recognized is expected to be deductible for income tax purposes. Operating results related to the acquisition of substantially all of the assets of ACT and all of the related goodwill are reported as part of the APC Technology segment. Acquisition related costs, including out-of-pocket expenses related to the transaction, were insignificant.
Item 4. Controls and Procedures, page 14
SEC Comment:

30.	We note the description of the definition of disclosure controls and procedures in the first sentence of the first paragraph. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly.
Response: We confirm that the Company’s disclosure controls and procedures are designed to ensure that relevant information is accumulated and communicated to management, including the principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Accordingly, in our future filings we will revise the first sentence of Item 4 to the Management Discussion and Analysis to read as follows: Fuel Tech maintains disclosure controls and procedures and internal controls designed to ensure (a) that information required to be disclosed in Fuel Tech’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (b) that such information is accumulated and communicated to management, including the principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure.
FORM 8-K FILED JULY 2, 2009
Item 9.01 Financial Statements and Exhibits
(d) Exhibits
Exhibit 10.1
SEC Comment:
31.	It appears that you have omitted the schedules and exhibits referenced in your credit agreement dated June 30, 2009. Please advise. Refer to Item 601(b)(10) of Regulation S-K.
Response: We will file a complete copy of the credit agreement, including all schedules and exhibits to the credit agreement, with our next filing on Form 10-Q.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009
Committees of the Board, page 4
SEC Comment:
32.	We note your statement that “Mr. Espinosa is an audit committee member who possesses ‘financial sophistication’ as described in NASD Rule 3450(d)(2)(A).” Please confirm, and disclose, if true, that you have determined Mr. Espinosa to be an audit committee financial expert as such term is defined under Item 407(d)(5)(ii) of Regulation S-K.
Response: We confirm that the Board has determined that Mr. Espinosa is an audit committee financial expert as such term is defined under Item 407(d)(5)(ii) of Regulation S-K. In making such determination, the Board examined Mr. Espinosa’s professional work experiences, other board and audit committee experiences and prior Audit Committee experience with the Company. We will reflect this determination and provide the basis for the Board’s determination in our future filings.
Principal Stockholders and Stock Ownership of Management, page 7
SEC Comment:
33.	We note your disclosure that “Kevin R. Douglas and related group” beneficially owned 6.32% of your outstanding common stock as of March 12, 2009. Please identify the members of the related group and disclose who has voting and/or dispositive authority over the shares. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will include a footnote reference immediately following “Kevin Douglas and related group” in the table of beneficial ownership and include in such footnote the requested information regarding the related group, based on the then current information contained in the most recent Schedule 13G or 13D filed by Mr. Douglas and his group. For our definitive proxy statement filed on April 15, 2009, such footnote would have read as follows: According to Amendment No. 1 to Schedule 13G dated February 17, 2009, the members of the related group are: (i) Kevin Douglas, (ii) Michelle Douglas, (iii) K&M Douglas Trust, (iv) James E. Douglas, III, (v) Douglas Family Trust, and (vi) James Douglas and Jean Douglas Irrevocable Descendants’ Trust. According to Amendment No. 1 to Schedule 13G dated February 17, 2009, Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 676,749 shares he holds jointly with his wife, Michelle Douglas, as the beneficiaries and co-trustees of the K&M Douglas Trust; (ii) shared dispositive power with respect to all 159,335 shares held directly by James E. Douglas, III and all 275,406 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 411,507 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. Michelle Douglas has (i) shared voting and shared dispositive power with respect to all 676,749 shares she holds jointly with her husband, Kevin Douglas, as the beneficiaries and co-trustees of the K&M Douglas Trust and (ii) shared voting and shared dispositive power, in her capacity as co-trustee, with respect to all 411,507 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. James E. Douglas, III has sole voting power with respect to all 159,335 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares. The Douglas Family Trust has sole voting power with respect to all 275,406 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares. The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 411,507 shares it holds directly.
Compensation Discussion and Analysis, page 8
SEC Comment:
34.	The general discussions of base salary, corporate incentive plan compensation, and long-term incentives on pages 8-10 do not explain how actual compensation amounts were determined. In this regard, we note that readers are merely provided the amounts in the compensation tables. Please clearly explain how each element of compensation for each named executive officer was determined. In this regard, please clearly explain how the performance measurements or targets translated into the amounts awarded. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will explain in more detail how actual compensation amounts were determined. For our definitive proxy statement filed on April 15, 2009, such additional disclosure would have appeared as set forth in the revised Compensation Discussion and Analysis section attached as Exhibit A to this letter.
CIP Structure, page 9
SEC Comment:
35.	We note your statement in the last bullet pointed paragraph on page 10 that “Fuel Tech does not disclose the specific...performance targets...as this information is highly confidential and disclosure would cause competitive harm.” Please provide us with a detailed supplemental analysis supporting your conclusion that disclosure of this information would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, please disclose all specific performance targets and measures and describe in further detail the relationship between achievement of targets and the actual amounts, if any, that are allocated to your incentive pools. Also, disclose the actual results for each performance target. Please show us in your supplemental response what the revisions will look like. Please also comply with this comment with respect to the targets discussed under “FUEL CHEM Officer Sales Commission Plan” on page 10.
     Response:
     We respectfully submit the detailed supplemental analysis below, which we performed in connection with our disclosures, in concluding that disclosure of the requested information would result in competitive harm and that we may exclude it under Instruction 4 to Item 402(b) of Regulation S-K.
Legal Authority Regarding Confidential Treatment: The SEC has adopted regulations to afford confidential treatment to any information that would be exempt from mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA exempts from the class of materials which public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) and 17 C.F.R. §200.80(b)(4). The test set forth in Exemption 4 has two principal parts.
•	First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Applicable precedent confirms that these terms should be given their ordinary meanings. For instance, “commercial” information is not confined to records that “reveal basic commercial operations,” but rather, includes records so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

•	Second, the information must be “privileged” or “confidential.” Applicable precedent indicates commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential).
              Importantly, in determining whether information is “privileged or confidential” for the purposes of satisfying Exemption 4 of the FOIA, courts have held that it is not necessary to show actual competitive harm. Instead, applicable legal precedent makes clear that in order to demonstrate the requisite level of competitive harm to justify nondisclosure, “[A]ctual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).
Likelihood of Competitive Harm to the Company: Based on the legal authority discussed above, we have determined not to disclose the corporate performance targets under the Corporate Incentive Plan (“CIP”) (the “CIP Targets”) and commission rate under the Officer Sales Commission Plan (“Commission Rate”) for the reasons set forth below.

•	Fuel Tech’s business is highly competitive and is characterized by intense competition on a national and international basis. Disclosure of the CIP Targets or the Commission Rate would provide current or future competitors with important insights into forward-looking financial metrics from Fuel Tech’s confidential operating plan and would expose Fuel Tech to substantial harm from competitors in a variety of ways. By gaining knowledge of Fuel Tech’s goals with respect to EBIT, revenues and APC backlog under the CIP or Commission Rate under the Officer Sales Commission Plan, competitors could use this information to make strategic decisions about how best to compete with Fuel Tech. In particular, competitors could use such information to strategically underbid Fuel Tech’s pricing, to focus resources on customers or product lines targeted by Fuel Tech for expansion and to compete with Fuel Tech for acquisition opportunities.

•	Because the market in which Fuel Tech competes for talent is highly competitive, both the CIP Targets and the Commission Rate could be used by Fuel Tech’s competitors or executive recruiters to offer competing employment packages to executives of Fuel Tech, and accordingly, place Fuel Tech at a significant competitive disadvantage for executive talent.

•	The terms for which confidential treatment is asserted are as narrowly tailored and circumscribed as possible, and substantially all of the other terms of the CIP and the Officer Sales Commission Plan will be available for public review. Such disclosure is sufficient, taken together with the other information in Fuel Tech’s proxy statement and other public filings, to enable stockholders and potential investors to reasonably evaluate Fuel Tech’s executive compensation program and decisions (especially with respect to the CIP and Officer Sales Commission Plan) and make a decision as to whether to invest or trade in Fuel Tech’s common stock.

•	The CIP Targets have never been disclosed to the public. Disclosing the CIP Targets, even with accompanying cautionary warnings, could cause stockholders, analysts, competitors and customers to misinterpret the goals as projections or expectations. Disclosing the specific CIP Targets would not necessarily provide appropriate projections or guidance, but nevertheless could be construed as such by analysts, stockholders and the investing public.
SEC Comment:
36.	We note that your compensation committee and, in the case of your “FUEL CHEM Officer Sales Commission Plan,” your CEO may exercise discretion to award incentive compensation notwithstanding a failure to meet specific performance goals. Please disclose whether and to what extent discretion was exercised by your compensation committee and/or CEO to adjust incentive payout amounts. See Item 402(b)(2)(vi) of Regulation S-K.

Response: We will include in our future filings disclosure as to whether and to what extent any discretion has been exercised by our compensation committee, or in the case of our FUEL CHEM Officer Sales Commission Plan, our Chief Executive Officer, to adjust incentive payout amounts. We note that there were no incentive payouts made under the CIP or FUEL CHEM plans for the 2008 period.
SEC Comment:
37.	We note from the second bulleted paragraph on page 10 that each employee’s bonus award is determined in part by “the employee’s performance relative to specific goals established.” Please discuss the elements of individual performance that are considered when determining bonus amounts. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: Like other firms, both external and internal factors affecting Fuel Tech’s business do not remain static over time. To the extent that an individual goal is established for an employee, evaluating goal completion for a CIP bonus amount determination involves business judgment regarding what Fuel Tech may consider important to its business at the time the evaluation occurs and can include both qualitative and quantitative factors. The elements of evaluation may include:
•	Percentage of completion of goals established in the individual’s operational area;

•	Exceptional and innovative performance;

•	Providing effective leadership; and

•	Embodying teamwork.
Additional disclosure reflecting these elements has been included under the heading “Corporate Incentive Plan” in the revised Compensation Discussion and Analysis section attached as Exhibit A to this letter.
Long-Term Incentives, page 10
SEC Comment:
38.	We note from your Grants of Plan-Based Awards table on page 15 that you award stock options to each of your named executive officers in 2008. Please tell us how you determined the number of options to award each executive. See Item 401(b)(1)(v) of Regulation S-K.
Response: In our future filings, we will explain in more detail the determinations of the grant of stock options. For our definitive proxy statement filed on April 15, 2009, such additional disclosure would have appeared as set forth in the revised Compensation Discussion and

Analysis section attached as Exhibit A to this letter.
Material Compensation Actions for 2008, page 11
SEC Comment:
39.	Please explain in reasonable detail the reasons for the additional stock option award to Mr. Bailey.
Response: In our future filings, we will explain in more detail, to the extent applicable, the reasoning behind any director’s receipt of additional stock options. As to the additional stock option award to Mr. R. E. Bailey, the Company’s Executive Chairman, the Compensation and Nominating Committee(Committee) performed a review of what was then the current compensation of the Chairman of the Board of the Company for the Chairman’s services. The review included, among other things, evaluation of comparable market information from an independent compensation consultant, regarding compensation for chairman services by other comparable companies. Following that review, the Committee, after discussion at its regularly scheduled February 28, 2008 Committee meeting, agreed, based in part on recommendation from the independent compensation consultant retained by the Committee, that the total annual options for Mr. R.E. Bailey should be for a total of 20,000 shares rather than 10,000 shares issued to other directors of the Company. Thus, the Committee decided that an additional 10,000 share stock option award be granted to Mr. R.E. Bailey, Executive Chairman, concurrent with his non-employee director award to occur after the Company’s annual stockholder meeting in May, 2008.
Benchmarking, Consultants and the Use of Peer Groups, page 11
SEC Comment:
40.	We note that you use peer group data to help guide your compensation policy and procedure. Please discuss in more detail how your use of peer group data influences your compensation decisions, including whether you engage in benchmarking. If so, please discuss where you target your executives’ compensation relative to the peer group data you collect (e.g., at the 50th percentile of the peer group data), and state where your executives’ compensation actually fell with respect to that target. See Item 402(b)(2)(xiv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, to the extent applicable, we will expand our disclosure regarding use of peer group data and benchmarking by adding additional language immediately following the listing of our peer group companies. For our definitive proxy statement filed on April 15, 2009, such disclosure would have read as follows: From time to time, the Committee may supplement its business judgment pertaining to its consideration of Fuel Tech compensation matters with a variety of market information obtained from a number of different sources including, among other things, the Committee’s general knowledge regarding compensation matters, information from an independent compensation consultant, peer company data, benchmarking related to that data, information obtained from independent search firms, and historical and current Fuel Tech compensation data. In 2008, the Committee did not engage in benchmarking based on the use of its then existing peer group data.
Summary Compensation Table, page 14
SEC Comment:
41.	We note that your executives’ base salary amounts have increased each year. Please discuss the factors you considered in deciding to increase your executives’ salaries. See Item 402(b)(2)(ix) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will explain in more detail the factors considered in increasing any Named Executive Officer’s salary. For our definitive proxy statement filed on April 15, 2009, such additional disclosure would have appeared as set forth in the revised Compensation Discussion and Analysis section attached as Exhibit A to this letter.
Certain Relationships and Related Transactions, page 18
SEC Comment:
42.	We note the list of factors that your audit committee may consider in its review and approval of related party transactions. Please describe the standard applied by your audit committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 401(b)(1)(ii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response: In our future filings, we will add the following paragraph to the section regarding “Certain Relationships and Related Transactions” of our Proxy Statement: Although our Audit Committee has not adopted a written policy for the review and approval of related party transactions, in determining whether to approve or ratify any such transaction, the Audit Committee considers, in addition to such other factors it may deem appropriate in the circumstances, whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company’s best interests, and (iii) the transaction will be on terms no less favorable to the Company than could have been obtained in an arms’ length transaction with an unrelated third party. The Audit Committee, in its discretion, may request information from any party to facilitate its consideration of a matter. However, the Audit Committee does not allow a director to participate in any review, approval or ratification of any transaction if he or she, or his or her immediate family member, has a direct or indirect material interest in the transaction.

Section 16(a) Beneficial Ownership Reporting Compliance, page 19
SEC Comment:
43.	In addition to the number of late Section 16(a) reports, please indicate the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.
Response: In our future proxy statements, we will indicate the number of transactions that were not reported on a timely basis.
In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Very Truly yours,

By:	/s/ John P. Graham

John P. Graham
Chief Financial Officer

cc:	John F. Norris Jr.,
Chief Executive Officer

EXHIBIT A
Compensation Discussion and Analysis
          The Compensation ~~Program Objectives~~and Nominating Committee (the “Committee”) is responsible for approving in advance of implementation Fuel Tech’s proposed compensation program for its existing officers and employees who have base salaries in excess of $100,000 per year (including the Named Executive Officers (NEOs) listed in the Summary Compensation Table below). The Committee periodically reviews Fuel Tech compensation practices, including the methodologies for setting total compensation for those employees, including NEOs. As discussed below, from time to time the Committee may also supplement its exercise of business judgment in compensation matters with market information pertaining to Fuel Tech’s compensation levels against comparable companies in its industry and across multiple industries. However, the Committee exercises its independent judgment when making decisions on compensation matters, including when rewarding individual performance. The responsibilities of the Committee are described more fully in its charter at www.ftek.com.
 Compensation Philosophy and Objectives
          Fuel Tech’s compensation philosophy is to promote long-term, sustainable stockholder value by incentivizing individual performance, as well as promoting overall financial performance on an annualized and long-term basis.
          With that compensation philosophy in mind, Fuel Tech’s compensation programs are designed to achieve the following objectives:
•	to ensure that Fuel Tech remains a market leader in the development of innovative solutions;

•	to attract, engage, and retain top talent that ensures the achievement of business goals, strategies and objectives;

•	to support an integrated team-oriented philosophy; and

•	to provide stockholders with a superior rate of return.
Compensation Elements
          Fuel Tech’s executive compensation program has as a primary purpose to attract, retain and motivate the highly talented individuals whose enterprise will enable Fuel Tech to succeed. The key components of that program include ~~the following:~~three elements: base salary, short-term incentives and long-term incentives, as more fully described below.
     Base Salary
          Base salaries are approved by the Compensation and Nominating Committee on recommendation of the Chief Executive Officer, except that the base salary of the Chief Executive Officer is fixed by the Committee itself. In approving or fixing base salaries, the Committee acts in its business judgment on what it understands to be fair, reasonable and equitable compensation in view of Fuel Tech’s requirements for recruiting and retention in a highly competitive market. To assist in that determination, the Committee may refer to compensation consultant reports as to general market information and also:
•	the executive’s compensation relative to other officers;

•	recent and expected performance of the executive;

•	Fuel Tech’s recent and expected overall performance; and

•	Fuel Tech’s overall budget for base salary increases.
     Short Term Incentives

               Corporate Incentive Plan Compensation
          Beginning in 2006, the Compensation and Nominating Committee adopted a Corporate Incentive Plan (CIP) to provide Fuel Tech employees the opportunity to earn an annual cash bonus based upon employee performance and Fuel Tech’s achievement of certain financial performance thresholds discussed below. Potential cash awards under the CIP are designed to focus employees on the achievement of Fuel Tech’s internal financial targets for a particular year, as well as on individual performance objectives established for employees.
~~CIP Structure~~
The CIP is structured as follows:
• Participation in the CIP is not limited to executive officers. All Fuel Tech employees were eligible for participation in the CIP in 2008, and, in 2009, all Fuel Tech employees will be eligible to participate in the CIP with the exception of certain sales personnel and other executive officers who agreed contractually not to participate in the CIP as part of Fuel Tech’s acquisition of substantially all the assets of their respective businesses. For 2008, employees participating in the CIP were broken out into four separate groups (Officers, Sales, MBO Employees and All Other), while for 2009, employees have been broken into three separate groups (Officers, MBO Employees and Core Group). The CIP is Fuel Tech’s only annual cash incentive plan ~~of its type~~ for participating employees. Commencing in 2009, Fuel Tech compensates sales personnel in the United States and Canada (Sales Group) pursuant to sales commission plans covering its Air Pollution Control (APC) and FUEL CHEM® lines of business, and such employees will not be eligible to participate in the CIP.
• Fuel Tech’s financial performance is measured under the CIP based upon three critical financial metrics. These financial metrics, which are measured as of the end of each fiscal year, include EBIT, revenues, and backlog in Fuel Tech’s APC line of business. Specifically, “EBIT” refers to earnings before interest expense, taxes, profit sharing contributions, sales commissions and incentive pay, “revenues” refers to net sales, and “backlog” refers to customer orders for air pollution control equipment construction projects that have not been recognized under the percentage of completion method of accounting for revenue recognition in Fuel Tech’s consolidated statement of income. These financial metrics provide an objective measure of Fuel Tech’s financial performance. The CIP is directly tied to the overall financial performance of Fuel Tech across all business lines. This aligns the interests of all CIP participants with the overall financial performance of Fuel Tech.
• On an annual basis, performance targets are assigned to each financial metric by the Compensation and Nominating Committee. The achievement of the performance targets for EBIT, revenues, and backlog each result in a percentage of EBIT being contributed to an incentive pool. However, regardless of Fuel Tech’s performance for the revenue or backlog metrics, if the Committee determines that the minimum level of EBIT has not been achieved during the year under review, the incentive pool is not funded and, consequently, no incentive bonuses are paid. If the minimum level of EBIT is achieved for the year in review, then the percentage of EBIT set aside to fund the incentive pool is based upon Fuel Tech’s performance against the pre-established performance targets in each of the EBIT, revenues, and backlog categories
• When the CIP performance targets are set on an annual basis, the minimum and target incentive pool amounts and the percentage of the pool to be allocated to each employee group is also established. The aggregate size of the potential incentive pool is restricted only by the level of Fuel Tech’s financial performance for the applicable fiscal year.
-	For 2009, the minimum and target incentive pool amounts have been established at $400,000 and $2,640,000. (No incentive pool amounts were established for the Sales Group.)~~.~~ If the minimum EBIT performance target is met for 2009, and thus, the incentive pool is funded, it will be allocated among employees as follows: Officers, 45.5%; MBO Employees 47.5% and Core Group, 7%.

-	For 2008, the minimum and target incentive pool amounts were established at $600,000 and $4,410,000, to be allocated among employee groups as follows: Officers, 29%, MBO Employees, 18.5%, Sales, 46.5% and All Others, 6%. The Committee determined that the minimum EBIT performance target for 2008 had not been met by Fuel Tech, and accordingly, no incentive pool had been earned for 2008.

-	For 2007, the minimum and target incentive pool amounts were established at $750,000 and $5,300,000. The Committee determined that the 2007 incentive pool equaled $1,500,000, and it was allocated as follows: Officers, 33.5%; MBO Employees, 15.0%; Sales, 46.5%; and All Others, 5%.
•  No individual bonus payments were made to the Named Executive Officers with respect to 2008. Individual bonus payments to the Named Executive Officers for 2007 are set out below in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
•  The CIP contemplates that incentive payments to individual employees will be based on the amount funded for the employee group to which the employee belongs; the employee’s eligible base salary; the employee’s payout target percentage (i.e., percentage of base salary) and, for the Officer and MBO Employee Groups, the employee’s performance evaluation relative to any individual specific goals that may be established~~. Performance~~  for the employee. If established, performance goals are ~~specific~~unique to ~~each employee. Except for~~ the ~~Chief Executive Officer, whose goals are approved and evaluated by the Committee,~~ employee  ~~goals are approved and achievement evaluated by the participants’ supervisors~~. Evaluating goal completion for a CIP bonus amount determination involves business judgment regarding what Fuel Tech may consider important to its business at the time the evaluation occurs and can include both qualitative and quantitative factors. The elements of evaluation may include: percentage of completion of goals established in the individual’s operational area; exceptional and innovative performance; providing effective leadership; and embodying teamwork.
•  The Committee reserves the right to make adjustments as necessary to account for corporate, business unit and individual performance.
•  Fuel Tech does not disclose the specific EBIT, revenues and backlog performance targets established by the Committee, as this information is highly confidential and disclosure would cause competitive harm. Historically, the Committee determined that Fuel Tech met the minimum EBIT performance targets for 2006 and 2007, but not in 2008. The Committee believes that the performance targets set for 2008 were appropriately aggressive, and that the 2009 performance targets require Fuel Tech to improve its financial results in comparison to its 2008 financial results in order for the minimum EBIT performance target to be met.
               FUEL CHEM Officer Sales Commission Plan
          The FUEL CHEM Officer Sales Commission Plan (Officer Commission Plan) provides for sales commission payments to be made to Fuel Tech’s Sr. Vice President, Fuel Chem Sales. Under the Officer Commission Plan, Fuel Tech will pay to such officer a commission equal to a specified percentage of all commission payments made by Fuel Tech under the employee sales commission plan relating to its FUEL CHEM line of business. Mr. Brady is the Registrant’s Sr. Vice President, Fuel Chem Sales.
          An amount equal to one-third of all commission otherwise payable to the officer under the Officer Commission Plan (Contingent Commission) is withheld and only paid if predetermined performance targets are met. The predetermined performance target is based upon revenues recognized in the applicable fiscal year from FUEL CHEM sales in the United States, Puerto Rico, Jamaica and Canada. Notwithstanding the foregoing, all or a portion of the officer’s Contingent Commission may be paid if approved in writing at the sole discretion of Fuel Tech’s Chief Executive Officer, and the annual FUEL CHEM revenue performance target has been substantially, but not fully, achieved. The Contingent Commission is payable on or before March 31 of the following year in which the Contingent Commission is earned.

     Long-Term Incentives
          Fuel Tech has one equity-based employee compensation plan, ~~referred to as~~formally titled the Fuel Tech, Inc. Incentive Plan~~, under which~~ (FTIP). The FTIP allows for a variety of types of awards that may be granted to participants in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance awards, bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the ~~Fuel Tech, Inc. Incentive Plan~~ FTIP may be Fuel Tech’s directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of Fuel Tech’s business.
          Historically, Fuel ~~Tech’s~~ Tech’s overall long-term equity incentives ~~are~~approach has been to use the FTIP to award stock options, principally non-qualified options, ~~and~~which are designed to focus management on Fuel Tech’s long-term success as evidenced by appreciation of Fuel Tech’s stock price over several years, by growth in its earnings per share and other elements. Except for option awards to the CEO, option awards are determined by the Committee based upon recommendations from Fuel Tech’s CEO. Option awards for the CEO are determined by the Committee with no participation of the CEO. The determination and approval of proposed option awards is based on a variety of factors that may include:
•	historical option grants, by employee, by year;

•	intrinsic (Black-Scholes) values for each option grant;

•	the number of options available for issuance under the FTIP;

•	supervisor recommendations for employee option grants;

•	the estimate of expected intrinsic value (e.g., stock compensation expense) of the aggregate option grant;

•	Fuel Tech’s financial performance in light of market conditions and operational considerations, which may be quantitative, qualitative or both;

•	achievement of individual or company operational objectives;

•	exceptional and innovative individual performance;

•	individual contribution to a strategic goal;

•	leadership accomplishments; and

•	(Also see Equity Grant Practices below)
Material Compensation Actions for 2008
          On December 7, 2007, the Board met and reviewed the 2008 Business Plan. The Board then received the recommendation of the Chief Executive Officer as to the metrics of the CIP for fiscal 2008, and, after an executive session, approved that recommendation.
          On February 28, 2008, the Compensation and Nominating Committee met and reviewed the Company’s progress in 2007 against the metrics of the 2007 CIP and determined that an incentive pool of $1,500,000 had been earned for 2007 participants in that CIP. The Committee also approved the grant to Mr. Ralph E. Bailey of an award of 10,000 share options in addition to the 10,000 share options Mr. Bailey received as a non-employee director. Such additional share options were granted by the Committee following a review of the Chairman’s salary for his services provided to Fuel Tech, which review included, among other things, evaluation of comparable market information from an independent compensation consultant, regarding compensation for chairman services by other comparable companies. Following that review, the Committee agreed, based in part on recommendation from the independent compensation consultant retained by the Committee, that the total annual options for Mr. Bailey should be for a total of 20,000 shares rather than 10,000 shares issued to other directors of the Company.
          On April 2, 2008, the Compensation and Nominating Committee met and determined that, effective May 1, 2008, Mr. Norris’ base salary would be increased from $443,000 to $500,000 per year, and, following May 1, 2008, Fuel Tech would no longer reimburse Mr. Norris for personal lodging and commuting expenses.
          On May 22, 2008, the Board approved an increase in the annual retainer paid to Fuel Tech’s non-employee directors from $20,000 to $25,000 per year.
     On December 10, 2008, the Compensation and Nominating Committee reviewed the recommendations of the Chief Executive Officer regarding the metrics of the CIP for fiscal 2009, and the proposed form of Officer Commission Plan. The Committee then recessed for the meeting of the Board where the 2009 Business Plan was reviewed. On December 11, 2008, the Committee reconvened and approved the metrics of the CIP for fiscal 2009 subject to the Committee’s final approval at its meeting in February, 2009 and the Officer Commission Plan.
     On February 25, 2009, the Compensation and Nominating Committee approved amendments to the CIP, including (a) establishing the performance targets and employee group allocation percentages for potential annual incentive awards for fiscal 2009 under the CIP, and (b) establishing the effective date of the 2009 CIP to be the earlier of the date the 2009 CIP document is distributed to eligible employees or March 15, 2009. In addition, the Committee reviewed Fuel Tech’s financial performance in 2008 against the metrics of the 2008 CIP and determined that no incentive pool had been earned by Fuel Tech for fiscal 2008.
Benchmarking, Consultants and the Use of Peer Groups
     Fuel Tech has from time to time made use of Frederick ~~J.~~ W. Cook ~~and Associates~~& Co., a compensation consultant, to address matters of compensation and benefits, and to identify peer group companies based on industry, markets and size. Fuel Tech recognizes that compensation practices must be competitive in the marketplace and marketplace information is one of the many factors that are considered in assessing the reasonableness of compensation programs. The Compensation and Nominating Committee retains the discretion to make all final decisions relative to matters of compensation and benefits.
     ~~Fuel Tech has used peer companies to guide~~At the ~~establishment~~time of ~~compensation policy and procedure. The~~their selection, the companies listed below were chosen as peer group companies based on market capitalization, revenues and global industry classification standard codes.

American Ecology	Layne Christensen
Avalon Holdings	Mitcham Industries
Connecticut Water Services	MFRI
Dawson Geophysical	Omni Energy Services
Duratek	Perma-Fix Environmental Services
Ecology and Environment	Synagro Technologies
Englobal	Team
Flanders	TRC
Integral Systems	Versar
Waste Industries USA
     From time to time, the Committee may supplement its business judgment pertaining to its consideration of Fuel Tech compensation matters with a variety of market information obtained from a number of different sources including, among other things, the Committee’s general knowledge regarding compensation matters, information from an independent compensation consultant, peer company data, benchmarking related to that data, information obtained from independent search firms, and historical and current Fuel Tech compensation data.  In 2008, the Committee did not engage in benchmarking based on the use of its then existing peer group data.
Ownership Guidelines
     Fuel Tech does not have a stock ownership policy for its executive officers.
Hedging and Insider Trading Policies

     Fuel Tech does not have a formal policy on hedging. Fuel Tech does prohibit all employees from speculating in Fuel Tech securities, which includes, but is not limited to~~,~~: short selling; and the purchase and sale or sale ~~within six months of a sale or~~and purchase, in non-exempt transactions, of Common Stock within periods of ~~a Fuel Tech security.~~less than six months. Fuel Tech prohibits trading in ~~Fuel Tech securities~~Common Stock during closed periods from the end of a quarterly period until the third day following the announcement of earnings for that quarterly period.
Equity Grant Practices
     As discussed under Long-Term Incentives above, long-term incentives in the form of stock options are issued by Fuel Tech under the ~~Fuel Tech, Inc. Incentive Plan~~ FTIP in accordance with compensation policy as determined by the Committee from time to time.
     Under current policy, new employee stock options may be granted at the first Committee meeting following employment. However, from time to time, an option may be authorized by the Committee to be granted and effective on a specified later date or event, such as on the first date of employment. The price of all options granted is the mean of the high and low stock prices reported on the NASDAQ Stock Market, Inc. for the effective date of grant. Also, under the current policies of the Committee, all employees’ options have a term of ten years and are subject to a four-year vesting schedule as follows: 50% of the options vest two years from the grant date and 25% vest on each subsequent year on that date.
     The Committee may grant options to existing employees on a periodic basis based on the level of the employee position and ~~employee performance.~~as well as certain of the factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above. While there are no mandatory levels established for the quantity of options to be granted, Fuel Tech does use historical practice as ~~guidance~~one of the factors it considers.
Retirement Benefits
     Fuel Tech has no defined benefit pension plan. Fuel Tech has a 401(k) Plan covering substantially all employees. The 401(k) Plan is an important factor in attracting and retaining employees as it provides an opportunity to accumulate retirement funds. Fuel Tech’s 401(k) Plan provides for annual deferral of up to $16,500 for individuals until age 50, $22,000 for individuals 50 and older, or as allowed by the Internal Revenue Code. Fuel Tech annually matches 50% of employee contributions up to 6% of the employee’s salary, or a maximum annual match of $7,350. Fuel Tech may also make discretionary profit sharing contributions to the 401(k) Plan on an annual basis. Matching and profit sharing contributions vest over a three-year period.
Welfare Benefits
     In order to attract and retain employees, Fuel Tech provides certain welfare benefit plans to its employees, which include medical and dental insurance benefits, group term life insurance, voluntary life and accidental death and dismemberment insurance and personal accident insurance. These benefits are not provided to non-employee directors.
Employment Agreements; and Change in Control Severance Arrangement
     Messrs. Brady, Graham, Maley, Norris and Rummenhohl have employment agreements with Fuel Tech as follows: effective February 1, 1998 for Mr. Brady; April 30, 2008 for Mr. Graham; April 27, 2006 for Mr. Maley; February 28, 2006 for Mr. Norris; and October 2, 2008 for Mr. Rummenhohl. These agreements are for indefinite terms, provide for disclosure and assignment of inventions to Fuel Tech, protection of Fuel Tech proprietary data, covenants against certain competition and arbitration of disputes. These employment agreements are for terms of employment “at will” and do not provide for severance payments. Under the agreements for Messrs. Norris and Graham, however, each executive is entitled to continuation of base salary and benefits, and incentive bonus amounts earned under the plan for the year of termination, for up to one year or, sooner, on finding comparable employment, after involuntary termination not for cause within one year of a “Change in Control” as described below under the caption “Options Vesting on Change in Control.” Until April 30, 2008, Fuel Tech also reimbursed Mr. Norris pursuant to his agreement for personal lodging and commuting expenses and a tax gross-up of those costs.
Options Vesting on Change in Control
          Under the ~~Fuel Tech, Inc. Incentive Plan~~FTIP, all outstanding options shown in the table below “Outstanding Equity Awards at Fiscal Year-End” for the Named Executive Officers that are not vested will become immediately exercisable in the event that there is with respect to Fuel Tech, a “Change in Control.” A Change in Control takes place if (a) any person or affiliated group becomes the beneficial owner of 51% or more of Fuel Tech’s outstanding securities, (b) in any two-year period, persons in the majority of the board of directors cease being so unless the nomination of the new directors was approved by a majority of the directors then still in office who were directors at the beginning of such period, (c) a business combination takes place where the shares of Fuel Tech are converted to cash, securities or other property, but not in a transaction in which the stockholders of Fuel Tech have proportionately the same share ownership before and after the transaction, or (d) the stockholders of Fuel Tech approve of a plan of liquidation or dissolution of Fuel Tech.
Indemnification and Insurance
          Under the Fuel Tech Certificate of Incorporation and the terms of individual indemnity agreements with the directors and executive officers, indemnification is afforded Fuel Tech’s directors and executive officers to the fullest extent permitted by Delaware law. Such indemnification also includes payment of any costs that an indemnitee incurs because of claims against the indemnitee and provides for advancement to the indemnitee of those costs, including legal fees. Fuel Tech is not, however, obligated to provide indemnity and costs where it is adjudicated that the indemnitee did not act in good faith in the reasonable belief that the indemnitee’s actions were in the best interests of Fuel Tech, or, in the case of a settlement of a claim, such determination is made by the Board.
          Fuel Tech carries insurance providing indemnification, under certain circumstances, to all of its directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. The current annual premium for this policy is $358,688.
          No payments have been made for such indemnification to any past or present director or officer by Fuel Tech or under any insurance policy.
Compensation Recovery Policies
          Fuel Tech’s Board maintains a policy that it will evaluate in appropriate circumstances whether to seek the reimbursement of certain compensation awards paid to an executive officer, if such executive engages in misconduct that caused or partially caused a restatement of financial results, in accordance with section 304 of the Sarbanes-Oxley Act of 2002. If the Board determines that circumstances warrant, Fuel Tech will seek to recover appropriate portions of the executive officer’s compensation for the relevant period, as provided by law.
Tax Deductibility of Executive Compensation
          Fuel Tech reviews and considers the deductibility of executive compensation under the requirements of Internal Revenue Code Section 162(m), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the Company’s incentive plans is generally fully deductible for federal income tax purposes.

Accounting for Equity-Based Compensation
          On January 1, 2006, Fuel Tech began accounting for the equity-based compensation issued under the ~~Fuel Tech, Inc. Incentive Plan~~FTIP in accordance with the requirements of FASB Statement 123(R).
Summary of NEO Compensation
          It has been Fuel Tech’s practice that overall NEO compensation consists of three primary elements: base salary, short-term incentive compensation based on financial performance, whether under the CIP or the Officer Commission Plan, and long-term incentives. The elements of overall compensation paid by Fuel Tech to its NEOs are reflected in the following chart.
          The Committee determined the amounts to be paid to each NEO for fiscal 2008 as follows:
•	John F. Norris Jr., President and Chief Executive Officer: Mr. Norris’ compensation for 2008 consisted primarily of the following:
-	Base Salary: Mr. Norris’ base salary for 2008 was $475,917, representing an increase of $69,667 from his base salary for 2007. Approximately $50,000 of the increase to Mr. Norris’ base salary was approved by the Committee to compensate Mr. Norris for continued commuting expenses, local temporary living expenses and a tax gross up relating to such expenses that, prior to May 1, 2008, were reimbursed to Mr. Norris on an expense basis. The remainder of such increase was awarded by the Committee due to Fuel Tech’s overall performance in 2007, including a record fourth quarter in sales.

-	Short Term Incentives: Because Fuel Tech failed to achieve the minimum EBIT financial metric in 2008 under the CIP, no CIP bonus payments were made to Mr. Norris for 2008.

-	Long Term Incentives: On March 7, 2008, Mr. Norris was granted 70,000 options to purchase Common Stock under the FTIP at an exercise price of $17.82 per share. The Committee determined to award Mr. Norris such options in light of Fuel Tech’s overall performance in 2007, including a record fourth quarter in sales.
•	John P. Graham, Senior Vice President, Chief Financial Officer and Treasurer: Mr. Graham’s compensation for 2008 consisted primarily of the following:
-	Base Salary: Mr. Graham joined Fuel Tech on April 30, 2008. The $201,153 of base salary paid to Mr. Graham in 2008 as reflected in the Summary Compensation Table below represents payments due under his employment agreement with Fuel Tech which provides for an annual salary of $300,000. The Committee approved Mr. Graham’s annual salary based upon historical salary levels paid to Fuel Tech’s Chief Financial Officer, compensation survey data received from the independent search firm retained to consult regarding his hire, and then current market conditions for similar positions.

-	Short Term Incentives: Because Fuel Tech failed to achieve the minimum EBIT financial metric in 2008 under the CIP, no bonus payments were made to Mr. Graham for 2008.

-	Long Term Incentives: In connection with his accepting employment with Fuel Tech, Mr. Graham was granted 50,000 options to purchase Common Stock under the FTIP at an exercise price of $22.60 per share on May 8, 2008. The Committee determined to make such grant in light of its review of the data noted under the discussion of Mr. Graham’s base salary above as well as certain of the factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above,
•	Stephen P. Brady, Senior Vice President-Fuel Chem Sales: Mr. Brady’s compensation for 2008 consisted primarily of the following:
-	Base Salary: Mr. Brady’s base salary for 2008 was $225,833, representing an increase of $13,333 from his base salary for 2007. The Committee’s decision to increase Mr. Brady’s base salary was upon the recommendation of the Chief Executive Officer, and was made primarily to reflect Mr. Brady’s leadership in growing the FUEL CHEM line of business in 2007, both in terms of market penetration, as reflected by record new demonstration and commercial contract awards, and top line performance, as reflected by record annual revenues for that line of business.

-	Short Term Incentives: Because Fuel Tech failed to achieve the minimum EBIT financial metric for 2008 under the CIP, no bonus payments were made to Mr. Brady for 2008. In 2009, Mr. Brady will not be eligible for participation in the CIP, and instead will be eligible for commission compensation under the Officer Sales Commission Plan described above.

-	Long Term Incentives: On March 7, 2008, Mr. Brady was granted 30,000 options to purchase Common Stock under the FTIP at an exercise price of $17.82 per share. The Committee determined to award Mr. Brady such options upon the recommendation of the Chief Executive Officer in light of Mr. Brady’s performance noted in the discussion of Mr. Brady’s base salary above as well as certain of the stock option award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above.
•	Michael P. Maley, Senior Vice President International Business Development and Project Execution: Mr. Maley’s compensation for 2008 consisted primarily of the following:
-	Base Salary: Mr. Maley’s base salary for 2008 was $264,833, representing an increase of $9,583 from his base salary for 2007. The Committee’s decision to increase Mr. Maley’s base salary was upon the recommendation of the Chief Executive Officer, and was made primarily to reflect Mr. Maley’s leadership in 2007 in opening desired new international markets for Fuel Tech’s business, as reflected by the establishment of demonstration contracts for the FUEL CHEM line of business in India and Mexico.

-	Short Term Incentives: Because Fuel Tech failed to achieve the minimum EBIT financial metric for 2008 under the CIP, no bonus payments were made to Mr. Maley for 2008.

-	Long Term Incentives: On March 7, 2008, Mr. Maley was granted 30,000 options to purchase Common Stock under the FTIP at an exercise price of $17.82 per share. The Committee determined to award Mr. Maley such options upon the recommendation of the Chief Executive Officer in light of Mr. Maley’s performance noted in the discussion of Mr. Maley’s base salary above as well as certain of the stock option award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above. Mr. Maley resigned from Fuel Tech effective February 13, 2009, at which time all of Mr. Maley’s unvested stock options expired (including the 30,000 options granted in March, 2008).
•	Volker Rummenhohl, Vice President, Catalyst Technology: Mr. Rummenhohl’s compensation for 2008 consisted primarily of the following:
-	Base Salary: Mr. Rummenhohl joined Fuel Tech on October 2, 2008 following Fuel Tech’s acquisition of substantially all the assets of Tackticks, LLC. The $43,750 of base salary paid to Mr. Rummenhohl in 2008 as reflected in the Summary Compensation Table below represents payments due under his employment agreement with Fuel Tech which provides for an annual salary of $175,000. The Committee approved Mr. Rummenhohl’s annual salary based upon the negotiated terms of Fuel Tech’s acquisition of substantially all of the assets of Tackticks, LLC.

-	Short Term Incentives: As part of the acquisition of substantially all of the assets of Tackticks, LLC (a) on October 2, 2008, Fuel Tech made a one-time payment of prepaid sales commission to Mr. Rummenhohl in the amount of $1,000,000 to be debited against actual sales of certain Fuel Tech products in the APC line of business; and (b) Mr. Rummenhohl agreed that he would not be eligible for participation in the CIP.

-	Long Term Incentives: Consistent with Fuel Tech’s philosophy and objectives for Long Term Incentives described in that portion of the Compensation Elements section above and in light of certain of the stock option award factors enumerated therein, in connection with his accepting employment with Fuel Tech, Mr. Rummenhohl was granted 10,000 options to purchase Common Stock under the FTIP at an exercise price of $10.01 per share on December 10, 2008.